

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2019

Amit Kumar
President and Chief Executive Officer
Anixa Biosciences, Inc
3150 Almaden Expressway, Suite 250
San Jose, CA 95118

      Re: Anixa Biosciences, Inc
          Registration Statement on Form S-3
          Filed June 11, 2019
          File No. 333-232067

Dear Dr. Kumar:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Beverages, Apparel and Mining

cc: Barry Grossman